REXAM

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

25 May 2004

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Assistant Company Secretary

6/3

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM

FILE NO 82-3

REXAM PRESS RELEASE

Rexam Annual General Meeting 2004
Trading statement

Jeremy Lancaster, in his final announcement as Chairman of Rexam prior to handing over to Rolf Börjesson at today's Annual General Meeting, is due to make the following statement:

"Following a strong group performance in 2003, Rexam continues to perform well in 2004.

Trading in Beverage Packaging is on track and ahead of last year, even though issues regarding the deposit on one-way packaging in Germany remain unresolved. Recent rulings from the EU and European Court of Justice, however, give us cause to expect a solution that will be positive to all parties.

The integration of the South American beverage can operations is progressing swiftly and smoothly, and the synergy potential is now greater than originally anticipated.

The recent glass acquisitions are bedding in well and we anticipate that the continued consolidation of the European glass making industry will, in due course, have a positive overall effect on the market.

In Plastic Packaging, we are seeing the results of the change in focus towards more value-added activities and sales and profits are both well ahead of last year.

Overall, trading remains in line with our expectations, and we are confident that 2004 will be another good year for Rexam."

Following the meeting, Stefan Angwald succeeds Rolf Börjesson as Chief Executive. At the same time Andrew Mills takes over from Per Erlandsson as Group Communications Director.

25 May 2004

Enquiries
Graham Chipchase, Finance Director +44 20 7227 4100
Andrew Mills, Group Communications Director

Financial Dynamics
Richard Mountain +44 20 7269 7291

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.3 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com

FILE NO 82-3

REXAM PRESS RELEASE

Rexam successfully completes tender offer for Latasa shares

Rexam, the global leader in consumer packaging, announces the completion of its tender offer for the remaining publicly held shares in Latasa SA, the No 1 beverage can maker in Brazil. Rexam initially acquired 88.88% of the issued shares in November 2003.

A total of 5,189,017 shares of Latasa common stock and 79,000 preferred shares were tendered into the offer, bringing Rexam ownership to approximately 99.94% of the issued shares.

The company was delisted from the Brazilian Stock Exchange, Bovespa, on 19 May 2004.

Rexam intends to effect a short form merger within the near future under which it will acquire the remaining shares it does not own.

24 May 2004

Enquiries
Graham Chipchase, Finance Director +44 20 7227 4100
Per Erlandsson, Director Corporate Communications

Financial Dynamics
Richard Mountain +44 20 7269 7291

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.3 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com